Leon E. Salkin

Associate

+1.215.963.5620

leon.salkin@morganlewis.com

September 28, 2018

FILED AS EDGAR CORRESPONDENCE

Ray Be, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund III 485(a) Filing (File Nos. 333-192858 and 811-22920)

Dear Mr. Be:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 139, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 143, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Investec Global Franchise Fund (the “Fund”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Investec Asset Management North America, Inc. (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectus

1.	Comment. Please confirm supplementally that the Fee Reductions and/or Expense Reimbursements shown in the fee table reflect only the portion of the contractual expense limit that is expected to continue for at least one year from the effective date of the Amendment.

Morgan, Lewis & Bockius llp

1701 Market Street
Philadelphia, PA 19103-2921	+1.215.963.5000
United States	+1.215.963.5001

Ray Be, Esq.

September 28, 2018

Response. The Trust confirms that the Fee Reductions and/or Expense Reimbursements shown in the fee table reflect only the portion of the contractual expense limit that is expected to continue for at least one year from the effective date of the Amendment.

2.	Comment. In the second footnote to the fee table, please replace “preceding the recoupment” with “preceding the date of the recoupment.”

Response. The requested change has been made.

3.	Comment. In the “Related Performance Data” section:

a.	Please title the section “Related Prior Performance Data of the Portfolio Manager.”

Response. The title of the section has been changed to “Related Performance Data of the Portfolio Manager.” The Trust respectfully declines to add “Prior” to the title because the portfolio manager currently manages the Accounts.

b.	Please clarify that all fees and expenses of the Accounts are included in the “Net of Fees” calculations.

Response. The requested change has been made.

Comment on the Statement of Additional Information

4.	Comment. Please confirm that the Fund does not expect to invest in MLPs as part of its principal investment strategies or, alternatively, add appropriate disclosure to the prospectus.

Response. The Adviser confirms that it does not currently expect investments in MLPs to be part of the Fund’s principal investment strategies.

* * * * * * * * * * * *

Ray Be, Esq.

September 28, 2018

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/s/ Leon E. Salkin
Leon E. Salkin